Filing pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934
Filer: Boise Cascade Corporation
Subject Company: OfficeMax, Inc.
Filing: Registration Statement on Form S-4 (Registration No. 333-107588)
Boise Cascade Corporation Corporate Communications Department 1111 West Jefferson Street PO Box 50 Boise, ID 83728 T 208 384 7990 F 208 384 7224
News Release

Media Contact	Investor Contact
Ralph Poore	Vincent Hannity
Office 208 384 7294 Home 208 331 2023	Office 208 384 6390 Cell 208 890 6385

For Immediate Release: September 17, 2003

BOISE ANNOUNCES ELECTION OF 60% STOCK AND 40% CASH TO PAY FOR ACQUISITION OF OFFICEMAX

        BOISE, Idaho—Boise Cascade Corporation (NYSE:BCC) announced today its election to use 60% common stock and 40% cash to pay for its previously announced acquisition of OfficeMax, Inc. (NYSE: OMX).

        The merger agreement between the two companies contemplated that Boise would pay the purchase price using a combination of 70% common stock and 30% cash. The agreement, however, allows Boise to elect to use as little as 55% common stock and as much as 45% cash to acquire OfficeMax. The agreement requires Boise to make its election before the OfficeMax shareholders meeting, which has not yet been scheduled.

        This transaction, which was announced on July 14, 2003, has been unanimously approved by the boards of directors of both companies and is subject to shareholder approval. If approved by both companies' shareholders, the transaction is expected to close in the fourth quarter of 2003.

        Boise delivers office, building, and paper solutions that help our customers to manage productive offices and construct well-built homes—two of the most important activities in our society. Boise's 24,000 employees help people work more efficiently, build more effectively, and create new ways to meet business challenges. Boise also provides constructive solutions for environmental conservation by managing natural resources for the benefit of future generations. Boise had sales of $7.4 billion in 2002. Visit the Boise website at www.bc.com.

Additional Information About This Transaction

        Boise filed a preliminary joint proxy statement/prospectus and other documents regarding this transaction with the Securities and Exchange Commission on August 1, 2003. Boise and OfficeMax will continue to file documents with the SEC regarding this transaction, including one or more amendments to the joint proxy statement/prospectus. Boise and OfficeMax will mail the definitive joint proxy statement/prospectus to their respective security holders. These documents contain important information about this transaction, and we urge you to read them carefully as they become available.

        You may obtain copies of all documents filed with the Securities and Exchange Commission regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may obtain copies of these documents relating to Boise without charge from Boise on the Internet at www.bc.com under the "Investor Relations" section, or by contacting Boise's Corporate Communications Department by mail at 1111 West Jefferson Street, P.O. Box 50, Boise, Idaho 83728-0001, by phone at (208) 384-7990 or by e-mail to investor@bc.com. You may obtain copies of these documents relating to OfficeMax without charge on the Internet at www.officemax.com, under the "Corporate Information" section, or by contacting OfficeMax's Investor Relations Department by mail at 3605 Warrensville Center Road, Shaker Heights, Ohio 44122, by phone at (216) 471-8697 or by e-mail to investor@officemax.com.

Participants in This Transaction

        Boise and OfficeMax and their respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction. Information about the directors and executive officers of Boise and OfficeMax and information about other persons who may be deemed participants in this transaction is included in the joint proxy statement/prospectus. You can find additional information about Boise's executive officers and directors in Boise's proxy statement (DEF14A) filed with the SEC on March 10, 2003. You can find additional information about OfficeMax's officers and directors in their proxy statement (DEF14A) filed with the SEC on May 1, 2003. You can obtain free copies of these documents from the SEC, Boise, or OfficeMax using the contact information above.

Forward-Looking Statements

        The statement within this news release regarding the expected time of the closing of the transaction is a "forward-looking statement" within the meaning of the Private Securities Litigation Reform Act of 1995. This forward-looking statement speaks only as of the date of this press release. This forward-looking statement is based on the current expectations and beliefs of Boise's and OfficeMax's management and is subject to a number of uncertainties and assumptions that could cause the expected closing date to differ or could cause the closing not to occur at all.